M O R S E ,     Z E L N I C K ,     R O S E    &     L A N D E R

A      L  I  M  I  T  E  D        L  I  A  B  I  L  I  T  Y        P  A  R  T  N  E  R  S  H  I  P

405 PARK AVENUE

NEW YORK, NEW YORK 10022-4405

212 - 838 - 1177

FAX  212 - 838 - 9190

August 22, 2008

United States

Securities And Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Mail Stop 4561

Attn: Karen J. Garnett, Asst. Director

Re: Jesup & Lamont, Inc.

Second Supplemental Response Letter

Filed August 7, 2008

File No. 333-150541

Dear Sirs and Mesdames:

This will respond to your comment letter dated August 15, 2008.

General

1.

Your response to comment 1 of our letter dated May 27, 2008 stated that the number of shares held by non-affiliates was 8,245,718 as of June 20, 2008. This number was based on a total number of shares outstanding of 12,980,540. By contrast, footnote 3 of your letter dated August 6, 2008 states that you had a total of 20,303,030 shares outstanding as of July 29, 2008. Please tell us the number of shares of your common stock currently outstanding and the number that is held by non-affiliates and explain how you determined the latter number.

We have a total of 21,752,393 shares of common stock outstanding as of the date of this letter, with a total of 8,661,326 of those held by non-affiliates, determined as follows:

Common stock outstanding on August 18, 2008:		21,752,393

Less:	Shares beneficially owned by EFH Partners, LLC[1]	4,861,769
	Shares beneficially owned by officers and directors	489,360
	Shares beneficially owned by Wexus Capital LLC	3,869,969
	Shares beneficially owned by Joab Capital LLC	3,869,969

	Total held by non-affiliates	8,661,326

2.

We note that in the Form S-3 filed on April 30, 2008, on the cover page of the prospectus, you state that you issued 1,688 units “consisting of one share of Series G Convertible Preferred Stock convertible into 1,470 shares and 1,470 warrants to purchase one share of common stock.” However, in the Form 10-Q submitted on August 13, 2008, on page 18, you state: “Each unit consists of one share of Series G 10% Subordinated Cumulative Convertible Preferred Stock...and five year warrants to purchase 1,688 shares of the company’s common stock. Each share of Series & Preferred Stock is initially convertible into 1,470 shares of Common Stock.” Please explain this discrepancy.

The disclosure on page 18 of the Form 10-Q filed on August 13, 2008 is incorrect insofar as that it states that each unit consisted of “five year warrants to purchase 1,688 shares of the company’s common stock”. The number of warrants in each unit was 1,470, as was correctly disclosed both in the Form S-3 filed on April 30, 2008 and on page 15 of the Form 10-Q filed on May 15, 2008.

3.

We note your response to prior comment 2 but we are unable to agree with your conclusion that the offering is appropriate to register as a secondary offering under Rule 415(a)(1)(i). We would not object to removal from the registration statement of the shares underlying the Series G Convertible Preferred Stock and the shares from the August 2007 financing, as suggested in your response letter.

We are removing from the S-3 registration statement the 2,481,360 shares of common stock underlying the Series G Convertible Preferred Stock and the 1,622,718 shares of common stock issued in connection with the August, 2007 financing, and are filing an amended registration on Form S-3/A herewith.

Very truly yours,

/s/ Stephen A. Zelnick

Stephen A. Zelnick

cc: Donald A. Wojnowski, Jr.

_________________________

1   550,000 of these shares may not be voted in favor of a merger, asset sale or certain other items involving company stock option plans.